Exhibit 3.2.2

ACA CAPITAL HOLDINGS, INC.

Incorporated Under the Laws of the

State of Delaware

Second Amendment

as adopted on May 10, 2006

to the

BYLAWS

as adopted on September15, 2004

and

amended on November 17, 2005

1.             Article VI, Section 1 of the Bylaws shall be amended by deleting the phrase “action, suit, or proceeding, whether civil, criminal, administrative, or investigative” and inserting in its place “action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry by a governmental or regulatory entity, administrative hearing or any other proceeding, whether civil, criminal, administrative or investigative, and any appeal therefrom”.

2.             Article VI, Section 5(a) and Section 5(b) of the Bylaws shall be amended by deleting such sections in their entirety and replacing them with the following:

(a)           When seeking indemnification under Section 1(a) of this Article VI or advancement of expenses under Section 2(a) of this Article VI, such a person shall submit a written request for indemnification or advancement of expenses to the Corporation; provided, however, that no delay or failure on the part of the person in notifying the Corporation shall relieve the Corporation from any obligation hereunder unless and solely to the extent the Corporation is materially and adversely prejudiced thereby.  Determination of entitlement to indemnification or advancement of expenses shall be made promptly, but in no event later than (X) 30 days after receipt by the Corporation of the written request for indemnification or (Y) 10 days after receipt by the Corporation of the written request for advancement of expenses.  The Secretary of the Corporation shall, promptly upon receipt of a request for indemnification or advancement of expenses, advise the Board of Directors that such a request has been made.

(b)           In the event that (i) the Board of Directors denies a written request for indemnification or advancement of expenses, (ii) the Board of Directors does not act to approve or deny a written request for indemnification or advancement of expenses pursuant to Section 5(a) of this Article VI or (iii) payment has not been timely made following a determination of entitlement to indemnification or advancement of expenses, then the person seeking to enforce a right to indemnification or to an advancement of expenses, as the case may be, may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claims.

3.             Article VI, Section 7 of the Bylaws shall be amended by inserting the phrase “, or in any way to limit or condition,” between “shall not be deemed exclusive of” and “any other rights to which”.